UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Placing of 103.6m Shares in Barclays Africa dated 05 May 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 10, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 10, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

10 May 2016

BARCLAYS BANK PLC

REDEMPTION OF USD PREFERENCE SHARES

Barclays Bank PLC has exercised its right to redeem its outstanding USD 1.15 billion 7.75% Series 4 Non-Cumulative Callable Dollar Preference Shares on their optional redemption date of 15 June 2016.

This is part of Barclays' on-going capital management, reducing preference share dividends payable by USD 89.125 million per annum from 15 June 2016 onwards. The capital impact of the redemption is dependent upon foreign exchange rates applicable on the date of redemption and is estimated to result in a pro forma decrease of approximately 6 basis points on the 31 March 2016 CET1 ratio.

-Ends-

For further information please contact:

ANALYSTS AND INVESTORS
Kathryn McLeland                +44 (0)20 7116 4943

MEDIA
Tom Hoskin                          +44 (0)20 7116 6927

About Barclays
Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to Barclays PLC and its subsidiaries (the "Group"). Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding the Group's future financial position, income growth, assets, impairment charges, provisions, notable items, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Updates of May 2014 and March 2016, rundown of assets and businesses within Barclays Non-Core, sell down of the Group's interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, future levels of notable items, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries (including the UK) exiting the Eurozone; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2015), which are available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable  laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.